             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

----------
  *As amended by Releases No.34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                HEALTHWATCH, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.07 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   422214 60 1
                            ------------------------
                                 (CUSIP Number)

                     LARRY FISHER, EXECUTIVE VICE PRESIDENT
                                   HALIS, INC.
                          9040 ROSWELL ROAD, SUITE 470
                             ATLANTA, GEORGIA 30350
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                SEPTEMBER 8, 1997
-------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                                Page 1 of 8 Pages

CUSIP No. 422214 60 1                        13D      Page 2 of 8 Pages
          ---------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            HALIS, INC.; IRS EMPLOYER I.D. NO. 58-1366235

            -------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

            N/A
            -------------------------------------------------------------------
3.          SEC USE ONLY

            -------------------------------------------------------------------
4.          SOURCE OF FUNDS*

            WC
            -------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            N/A
            -------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            GEORGIA
            -------------------------------------------------------------------

NUMBER                    7.      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                      270,833
OWNED BY                  ----------------------------------------------------
EACH
REPORTING                 8.      SHARED VOTING POWER
PERSON
WITH                              -0-
                          -----------------------------------------------------

                          9.      SOLE DISPOSITIVE POWER

                                  270,833
                          -----------------------------------------------------

                          10.     SHARED DISPOSITIVE POWER

                                  -0-
                          -----------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            270,833
            -------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

            N/A
            -------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0
            -------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

            CO
            -------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422214 60 1                        13D      Page 3 of 8 Pages

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            PAUL W. HARRISON
            -------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                        (b)[ ]
            N/A
            -------------------------------------------------------------------
3.          SEC USE ONLY

            -------------------------------------------------------------------
4.          SOURCE OF FUNDS*

            AF, OO
            -------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]


            N/A
            -------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
            -------------------------------------------------------------------
NUMBER                    7.      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                      270,833
OWNED BY                -----------------------------------------------------
EACH REPORTING
PERSON WITH
                          8.      SHARED VOTING POWER

                                  -0-
                          -----------------------------------------------------

                          9.      SOLE DISPOSITIVE POWER

                                  270,833
                          -----------------------------------------------------

                          10.     SHARED DISPOSITIVE POWER

                                  -0-
                          -----------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            270,833
            -------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

            N/A
            -------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0
            -------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*

            W
            -------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the common stock, $.07 par value (the "Common Stock") of HealthWatch, Inc. (the "Issuer") whose principal executive offices are located at 2445 Cades Way, Vista, California 92083.

ITEM 2.           IDENTITY AND BACKGROUND.

(a)-(c) HALIS, Inc. ("HALIS") is a Georgia corporation with its principal place of business located at 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350. Paul W. Harrison is the Chairman and Chief Executive Officer of HALIS. Mr. Harrison's business address is 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350. The principal business of HALIS is providing information technology and services, primarily in the healthcare industry which business is carried out at its principal offices.

(e)and (f)        During the last five years, neither HALIS, Paul W.
                  Harrison nor, to the best knowledge of HALIS, any of the persons listed in Schedule I to this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         HALIS has paid $81,250 for 13,542 shares of Series H Convertible Preferred Stock (the "Preferred Stock"), at a purchase price of $6.00 per share. The source of the funds paid by HALIS is working capital of HALIS.

ITEM 4.           PURPOSE OF TRANSACTION.

         HALIS and HealthWatch, Inc. ("HealthWatch") have entered into a Subscription and Purchase Agreement, dated as of August 20, 1997 (the "Purchase Agreement"), pursuant to which HALIS has agreed to purchase, on an installment basis as hereinafter set forth, up to 50,000 shares of Series H Preferred Stock (the "Preferred Stock") of HealthWatch for an aggregate consideration of up to $300,000, depending on the number of shares of Preferred Stock HALIS ultimately elects to purchase. A copy of the Purchase Agreement is attached hereto as
Exhibit 4.1.

         Pursuant to the Purchase Agreement, HALIS may, at its sole discretion, purchase shares of Preferred Stock in up to seven installments in accordance with the following schedule:


      DATE                             NUMBER OF SHARES*                PURCHASE PRICE
      ----                             ----------------                 --------------
August 20, 1997                              6,250                           $37,500
September 8, 1997                            7,292                            43,750
September 15, 1997**                         7,292                            43,750
October 1, 1997                              7,292                            43,750
October 15, 1997                             7,292                            43,750
November 1, 1997                             7,292                            43,750
November 15, 1997                            7,292                            43,750


                  * Rounded to the nearest share.
                  ** This payment has not yet been made.

         If HALIS fails or refuses to make payment of any installment, the sole and exclusive remedy available to HealthWatch for such failure shall be to withhold delivery of those shares of Preferred Stock that would have been delivered to HALIS had such installment been paid.

         The holders of shares of Preferred Stock have certain preferential rights with respect to dividends and liquidation, all as more fully set forth in the Certificate of Designation with respect thereto, attached as Exhibit A to the Purchase Agreement. In addition, each share of Preferred Stock may be converted at any time, at the option of the holder thereof, to 20 shares of common stock ($.07 par value) ("Common Stock") of HealthWatch. The holders of the Preferred Stock are entitled, with the holders of the Common Stock, voting as a class, to vote or act by written consent on all matters on which holders of the Common Stock are entitled to vote, including the election of directors, with the number of votes per share of Preferred Stock in such matter to be equal to the number of shares of Common Stock then issuable upon conversion of the Preferred Stock.

         Upon payment of the installment due September 8, 1997, HALIS became the beneficial owner of an aggregate of 270,833 shares of Common Stock, or approximately 6% of the outstanding Common Stock. The September 15, 1997 installment has not been paid.

         The purpose of the acquisition by HALIS of the Preferred Stock was (i) to take an initial step in connection with the possible acquisition by HALIS of HealthWatch, and (ii) to provide HealthWatch with working capital. HALIS and HealthWatch have entered into a non-binding letter of intent, dated August 8, 1997 (the "Letter of Intent"), providing for the merger of HealthWatch with HALIS. A copy of the Letter of Intent is attached hereto as Exhibit 4.2.

Although the exact structure of the transaction is yet to be determined, it is presently anticipated that the merger will take the form of a forward triangular merger, pursuant to which HealthWatch would be merged with and into a wholly-owned subsidiary of HALIS, with the subsidiary as the surviving corporation. The Letter of Intent also contemplates a 1-to-3.7 reverse split of the Common Stock of HealthWatch prior to consummation of the merger. Any such merger would likely result in changes in the Board of Directors and management of HealthWatch, although such issues are as yet undetermined.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) HALIS is the beneficial owner of 270,833 shares of Common Stock, or approximately 6% of the Common Stock of HealthWatch. By virtue of his position as the Chairman of the Board, President and Chief Executive Officer and beneficial owner of HALIS, Paul W. Harrison may be deemed for the purposes of this filing to beneficially own the 270,833 shares of Common Stock, or approximately 6% of the Common Stock of HealthWatch, Inc., owned by HALIS.

                  (b) With respect to these shares, HALIS has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 270,833 shares of Common Stock. By virtue of his position as Chairman of the Board, President and Chief Executive Officer and beneficial owner of HALIS, Paul W. Harrison has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 270,833 shares of Common Stock.

                  (c) On August 20, 1997, HALIS became the beneficial owner of 125,000 shares of Common Stock in exchange for the payment of $37,500, or a purchase price of $.30 per share, pursuant to the Purchase Agreement.

                  (d)      Not applicable.

                  (e)      Not applicable.

                * Paul W. Harrison, by virtue of his position as the Chairman of the Board, President and Chief Executive Officer of HALIS and of his beneficial ownership of approximately 43% of the outstanding common stock of HALIS, may be deemed to be a beneficial owner of the Preferred Stock acquired by HALIS. Although, for disclosure purposes, the 270,833 shares of Common Stock owned by HALIS have been included on rows 7, 9 and 11 on the cover page for Mr. Harrison, such filing shall not be construed as an admission that Mr. Harrison is a beneficial owner of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Paul W. Harrison is the Chairman of the Board, President and Chief Executive Officer of HALIS. By virtue of his positions with HALIS, Mr. Harrison has the power to vote or direct the voting of the shares of HealthWatch owned by HALIS. Aside from Mr. Harrison's power to vote the HealthWatch shares, there are no other contracts, arrangements or understandings between HALIS and Mr. Harrison with respect to the HealthWatch shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Schedule 13D:


         Exhibit 4.1 Share Subscription and Purchase Agreement dated August 20, 1997 by and between HealthWatch, Inc. and HALIS, Inc.

         Exhibit 4.2     Form of Letter of Intent by and between
                         HealthWatch, Inc. and HALIS, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  September 18, 1997                    HALIS, INC.



                                             By:  /s/ Paul W. Harrison
                                                  -----------------------------
                                                  Paul W. Harrison, President



                                                  /s/ Paul W. Harrison
                                                  -----------------------------
                                                  Paul W. Harrison

                                  SCHEDULE I


                           INFORMATION RELATING TO
               DIRECTORS AND EXECUTIVE OFFICERS OF HALIS, INC.



ITEM 2.   IDENTITY AND BACKGROUND.

        The following table sets forth the name, current business address, present principal occupation or employment, and the principal business address where such employment is conducted for each director and executive officer of HALIS, Inc. ("HALIS"). Directors of HALIS are denoted by an asterisk (*) following their names. Unless otherwise indicated, the current business address of each officer and director of HALIS is 9040 Roswell Road, Suite 470, Atlanta, Georgia 30350. Each officer and director of HALIS is a citizen of the United States of America. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with HALIS.



                                            Present Principal Occupation or
Name                                    Employment and Current Business Address
===============================================================================
Paul W. Harrison*                         President and Chief Executive Officer

Larry Fisher*                             Executive Vice President

Nathan Lipson*                            Mr. Lipson is currently a private
                                          investor and does not have a business
                                          address.

Harold Williams                           Chief Financial Officer

Trevor Hicks*                             Mr. Hicks is employed in the position
                                          of Senior Vice President with
                                          Networks, Inc.  His principal
                                          business address is 2475 North Winds
                                          Parkway, Suite 200, Alpharetta,
                                          Georgia 30004.

Charles Broes*                            Mr. Broes is employed in the position
                                          of Chief Executive Officer with TMR
                                          Corp. His principal business address
                                          is 8488 West Hillsborough Avenue,
                                          Suite 201, Tampa, Florida 33615-3806.

                                             Present Principal Occupation or
Name                                    Employment and Current Business Address
================================================================================


Joe Neely*                         Senior Vice President of Sales and Marketing
                                   and Chief Operating Officer.


Items 3-6.  ADDITIONAL REQUIRED INFORMATION.

        None of the officers and directors of HALIS have made any investment in the shares of Common Stock to which this filing relates. The purchase by HALIS of the Common Stock has been funded from HALIS' working capital. See "Item 3. Source and Amount of Funds or Other Consideration." For a discussion of the purpose of the transaction, see "Item 4. Purpose of Transaction." None of the officers and directors of HALIS have any interest in the shares of Common Stock apart from Paul W. Harrison by virtue of his positions as Chairman of the Board, President and Chief Executive Officer and a beneficial owner of HALIS. See "Item 5. Interest in the Securities of the Issuer." There are no contracts, arrangements or understandings among any of the officers and directors of HALIS with respect to any of the shares of Common Stock purchased by HALIS.
See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" for information relating to Paul W. Harrison's authority to vote and direct the disposition of the shares of Common Stock by virtue of his positions as Chairman of the Board, President and Chief Executive Officer of HALIS.







                                      2